

04001502

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

<table>
<tr><td colspan="2">OMB APPROVAL</td></tr>
<tr><td>OMB Number:</td><td>3235-0123</td></tr>
<tr><td>Expires:</td><td>October 31, 2004</td></tr>
<tr><td colspan="2">Estimated average burden hours per response......12.00</td></tr>
</table>

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 3 2004

SEC FILE NUMBER
8- 22338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/03 _____ AND ENDING _____ 12/31/03 _____

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFC Equities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 Bay Club Drive, Apt. 4LE

                     (No. and Street)

Bayside	New York	11360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Sumner   212-997-1650

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sumner, Neil

                       (Name – if individual, state last, first, middle name)

130 West 42nd Street, Suite 1906	New York	NY	10036-7901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Samuel Weiss_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CFC Equities, LLC_____ , as of _____December 31_____, 20 03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Samuel Weiss
Signature

Member
Title

JOANN DIMINO
NOTARY PUBLIC, State of New York
No. 01DI5043318
Qualified in Queens County
Commission Expires _5/8/07_____

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Notes to financial statements

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOCUS REPORT

FORM X-17A-5

3/91

OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

CFC Equities, LLC [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2 Bay Club Drive, Apt. 4LE [20]

(No. and Street)

Bayside [21]   New York [22]   11360 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.
8-22338 [14]

FIRM ID. NO.
11-3579179 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/03 [24]

AND ENDING (MM/DD/YY)
12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Sumner [30]

(Area Code)—Telephone No.
212-997-1650 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]	OFFICIAL USE [33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 19 _____

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Sumner, Neil

| 70 |

ADDRESS Number and Street	City	State	Zip Code
130 West 42nd St., Suite 1906	New York	New York	10036-7901
71	72	73	74

Check One

(X)   Certified Public Accountant | 75 |

( )   Public Accountant | 76 |

( )   Accountant not resident in United States or | 77 |
       any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | CFC Equities, LLC | N 3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 | 99
SEC FILE NO. 8-22338 | 98

ASSETS

Consolidated | 198
Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 123,588	200			$ 123,588	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	9,476	300	$	550	9,476	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $	130					
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $	150					
B. Other securities $	160					
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $	170					
B. Other securities $	180					
8. Memberships in exchanges:						
A. Owned, at market $	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 133,064	540	$	740	$ 133,064	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CFC Equities, LLC	as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13	Bank loans payable	$ [1045]	$ [1255] $	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	354 [1205]	[1385]	354 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders $ [970]			
	2. Includes equity subordination (15c3-1 (d)) of $ [980]			
	B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsider: $ [1000]			
	2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20	TOTAL LIABILITIES	$ 354 [1230]	$ [1450]	$ 354 [1760]

Ownership Equity

21.	Sole proprietorship	$ 132,710	[1770]
22	Partnership (limited partners	$ [1020])	[1780]
23	Corporation		
	A. Preferred stock		[1791]
	B. Common stock		[1792]
	C. Additional paid-in capital		[1793]
	D. Retained earnings		[1794]
	E. Total		[1795]
	F. Less capital stock in treasury	(	[1796]
24	TOTAL OWNERSHIP EQUITY	$ 132,710	[1800]
25	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 133,064	[1810]

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CFC Equities, LLC	as of	12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.................................... $	132,710		3480
2. Deduct ownership equity not allowable for Net Capital .... (		)	3490
3. Total ownership equity qualified for Net Capital	132,710		3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................			3520
B. Other (deductions) or allowable credits (List)..			3525
5. Total capital and allowable subordinated liabilities....................................... $	132,710		3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $		3540	
B. Secured demand note deficiency.................................		3590	
C. Commodity futures contracts and spot commodities-			
proprietary capital charges....................................		3600	
D. Other deductions and/or charges..................................		3610	( ) 3620
7. Other additions and/or allowable credits (List)...			3630
8. Net capital before haircuts on securities positions .... $	132,710		3640
9. Haircuts on securities (computed, where applicable,			
pursuant to 15c3-1 (f)):			
A. Contractual securities commitments .... $		3660	
B. Subordinated securities borrowings...................................		3670	
C. Trading and investment securities:			
1. Exempted securities...		3735	
2. Debt securities		3733	
3. Options		3730	
4. Other securities		3734	
D. Undue Concentration		3650	
E. Other (List)...		3736	( ) 3740
10. Net Capital .... $	132,710		3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CFC Equities, LLC	as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 24	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 127,710	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 132,675	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$ 354	3790
17.	Add:		
	A. Drafts for immediate credit .... $	3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited .... $	3810	
	C. Other unrecorded amounts (List) .... $	3820	$ 3830
19.	Total aggregate indebtedness	$ 354	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	% .2667	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% .2661	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CFC Equities, LLC

For the period (MMDDYY) from [3932] 010103 [3932] to 123103 [3933]

Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange...................... $ _____ [3935]
   b. Commissions on listed option transactions .... _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. *Profit (loss) from underwriting and selling groups* .... _____ [3955]
5. Revenue from sale of investment company shares .... 74,613 [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 628 [3995]
9. Total revenue .... $ 75,241 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other *broker-dealers* .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 1,047 [4195]
15. Other expenses .... 30,650 [4100]
16. Total expenses .... $ 31,697 [4200]

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)........................... $ 43,544 [4210]
18. Provision for Federal income taxes (for parent only) .... _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4238]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 43,544 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items.................. $ N/A [4211]

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CFC Equities, LLC

For the period (MMDDYY) from 010103 to 123103

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 127,578 | 4240 |
   A. Net income (loss) .... 43,544 | 4250 |
   B. Additions (Includes non-conforming capital of .... $ _____ | 4262 |) _____ | 4260 |
   C. Deductions (Includes non-conforming capital of ... Distributions .... $ _____ | 4272 |) (38,412) | 4270 |

2. Balance, end of period (From item 1800) .... $ 132,710 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ | 4300 |
   A. Increases .... | 4310 |
   B. Decreases .... | 4320 |

4. Balance, end of period (From item 3520) .... $ | 4330 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CFC Equities, LLC	as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained ....Organization is exempt........... | 4560

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ↑ _____ | 4335 | | 4570

D. (k) (3)—Exempted by order of the Commission .... | 4580

CFC Equities, LLC
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:

Cash received from principals	75,230
Operating expenses	(32,416)
Net cash provided by operating activities	42,814

Cash flows from investing activities

Dividend income	628
Net cash provided by investing activities	628

Cash flows from financing activities:

Withdrawals by member	(38,412)
Net cash used by financing activities	(38,412)
Net increase in cash	5,030
Cash and cash equivalents - beginning of year	118,558
Cash and cash equivalents - end of year	123,588

Reconciliation of net income to net cash
provided (used) by operating assets:

Net income	43,544
Dividend income	(628)

Adjustment to reconcile net income to net cash
provided (used) by operating activities:
Decrease (increase) in

Receivables	616

Increase (decrease) in

Accrued expenses	(718)
Net cash provided by operating activities	42,814

See accountant's report and notes to financial statements.

CFC EQUITIES, LLC
Notes to Financial Statements
December 31, 2003

Note 1 -   Respondent has no liabilities subordinated to claims of general creditors.

Note 2 -   Respondent is exempt from computation for determination of reserve requirements.

Note 3 -   Respondent is exempt from submitting information relating to possession or control requirements.

Note 4 -   Respondent has complied with exemptive provision from Rule 15C3-3 during year under audit.

Note 5 -   Respondent is exempt from membership in the Securities Investor Protections Corporation, and therefore, a supplemental report pursuant to Rule 17a5(e)(4) is not applicable.

Note 6 -   Financial instruments that potentially subject the Respondent to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2003, the Respondent had $23,588 in excess of FDIC insured limits.

Note 7 -   Reconciliation - Computation of Net Capital

Focus Report - December 31, 2003 Cash Basis submitted by CFC Equities, LLC

Net capital as reported	$122,112.
Add: Haircut erroneously reported on bank money fund	1,477.
Add: Commission receivable	9,476.
Deduct: Accrued Expenses	. (354.)
Deduct: Rounding adjustment	(1.)
Net capital - Accrual basis, audited report	$132,710.

Note 8 -   On December 6, 2000 Respondent formed a sole member limited liability company which is a disregarded entity for income tax purposes. Accordingly, no provision has been made for income taxes in the attached statement of income. Respondent which prior to the formation of his limited liability company operated as a sole proprietorship conducts all business in the name of his limited liability company, CFC Equities, LLC. which operations are otherwise unchanged.

Neil Sumner

Certified Public Accountant

130 West 42nd Street, Suite 1906
New York, New York 10036-7901

Tel: 212-997-1650
Fax: 212-704-0982

INDEPENDENT AUDITOR'S REPORT

Mr. Samuel Weiss, Sole Member
CFC Equities, LLC
2 Bay Club Drive
Bayside, New York   11360

Dear Mr. Weiss:

I have audited the accompanying financial statements of CFC Equities, LLC, a one member limited liability company, as of December 31, 2003. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Based upon the scope of my audit, no material inadequacies have been found to exist in the accounting system, the internal accounting control and in procedures for safeguarding securities.

In my opinion, the financial statements as contained in the Focus Report Form X-17A-5 and the accompanying statement of cash flows and notes present fairly in all material respects the financial position of CFC Equities, LLC as of December 31, 2003 and the result of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

New York, New York
February 4, 2004

Neil Sumner CPA
NEIL SUMNER, C.P.A.

Sworn to before me this _10_ th day
of February, 2004

_____
Notary Public

JOEL COHEN
Notary Public, State of New York
No. 31-0685550